999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silver-standard.com

N E W S  R E L E A S E

May 23, 2005	Trading Symbols:
News Release 05-10	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD INTERSECTS FURTHER SIGNIFICANT SILVER MINERALIZATION
AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further significant intersections from ongoing drilling at the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results for 28 shallow holes collared in the Cerro Block, one of four contiguous zones located on the property. Earlier results had focused on the West Block. Drilling at the Cerro Block continues to confirm continuity and grade of mineralization. Highlights of Cerro Block drilling in the table that follows include:

•	BER-128 located on Line 1600E which intersected two zones of high-grade mineralization:
o
65.6 feet averaging 21.2 ounces of silver per ton (20 meters averaging 726.2 grams of silver per tonne), and a second zone of 55.8 feet averaging 36.2 ounces of silver per ton (17 meters averaging 1,240.9 grams of silver per tonne).

•	BER-121 located on Line 1550E which intersected
o
229.7 feet averaging 6.1 ounces of silver per ton (70.0 meters averaging 207.6 grams of silver per tonne), including 77.2 feet averaging 12.9 ounces of silver per ton (22 meters averaging 441.9 grams of silver per tonne).

•	BER-122, also located on line 1550E (and 100 meters north of BER-121) which intersected
o
341.3 feet averaging 3.7 ounces of silver per ton (104.0 meters averaging 126.5 grams of silver per tonne), including 55.8 feet averaging 7.9 ounces of silver per ton (17 meters averaging 271.9 grams of silver per tonne).

Results to date confirm continuity of mineralization and the presence of a high-grade zone at surface in the Cerro Block. Further results from drilling are pending and additional drilling is underway at the Cerro, Burton and Chapi blocks located along strike to the east. By the end of Silver Standard’s program in June at Berenguela, the company expects to complete 15,170 meters in 190 reverse circulation drill holes.

Under the terms of its option agreement, Silver Standard is required to prepare a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The drill program underway has been designed to confirm and expand the historical resource estimate previously announced for the Berenguela property. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela. For other news releases related to the Berenguela project, please refer to news releases dated January 18, 2005, February 2, 2005, March 31, 2004 and April 19, 2005 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $35.3 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $23.9 million at May 17, 2005. The company continues to seek resource growth through development of its own projects, exploration and acquisitions.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Berengela, Peru Selected Drilling Results* - May 2005

					Silver	Interval	Silver Grade
		From	To	Interval	(in g/t)	(in feet)	(in oz./ton)
BER-117		7.0	21.0	14.0	41.2	45.9	1.2
BER-118		12.0	19.0	7.0	79.0	23.0	2.3
		92.0	117.0	25.0	128.4	82.1	3.7
BER-119		23.0	33.0	10.0	50.2	32.8	1.5
BER-120		3.0	94.0	91.0	136.9	298.6	4.0
	incl.	16.0	31.0	15.0	274.9	49.2	8.0
	incl.	72.0	78.0	6.0	504.7	19.7	14.7
BER-121		6.0	76.0	70.0	207.6	229.7	6.1
	incl.	27.0	49.0	22.0	441.9	72.2	12.9
BER-122		18.0	122.0	104.0	126.5	341.2	3.7
	incl.	18.0	35.0	17.0	271.9	55.8	7.9
	incl.	67.0	72.0	5.0	397.0	16.4	11.6
	incl.	82.0	96.0	14.0	175.8	45.9	5.1
BER-123		3.0	26.0	23.0	111.1	75.5	3.2
	incl.	3.0	9.0	6.0	216.0	19.7	6.3
BER-124		12.0	82.0	70.0	160.4	229.7	4.7
		22.0	43.0	21.0	307.8	68.9	9.0
BER-125		39.0	51.0	12.0	70.3	39.4	2.1
BER-126		1.0	39.0	38.0	120.2	124.7	3.5
		60.0	64.0	4.0	144.8	13.1	4.2
		30.0	39.0	9.0	185.0	29.5	5.4
BER-128		11.0	31.0	20.0	726.2	65.6	21.2
		51.0	68.0	17.0	1240.9	55.8	36.2
BER-129		15.0	27.0	12.0	487.1	39.4	14.2
	incl.	17.0	21.0	4.0	1323.5	13.1	38.6
BER-130		20.0	33.0	13.0	90.1	42.7	2.6
BER-131		8.0	29.0	21.0	83.0	68.9	2.4
BER-132		0.0	14.0	14.0	106.8	45.9	3.1
BER-133		0.0	15.0	15.0	95.9	49.2	2.8
BER-134		20.0	52.0	32.0	158.6	105.0	4.6
	incl.	20.0	32.0	12.0	274.5	39.4	8.0
BER-136		27.0	33.0	6.0	97.5	19.7	2.8
BER-137		50.0	78.0	28.0	58.5	91.9	1.7
BER-139		12.0	48.0	36.0	279.1	118.1	8.1
	incl.	33.0	41.0	8.0	1028.0	26.2	30.0
BER-141		40.0	61.0	21.0	116.4	68.9	3.4
BER-142		21.0	43.0	22.0	88.4	72.2	2.6
BER-144		45.0	58.0	13.0	394.7	42.7	11.5
BER-146		53.0	110.0	57.0	89.5	187.1	2.6
BER-147		0.0	22.0	22.0	53.1	72.2	1.5
BER-148		0.0	13.0	13.0	33.7	42.7	1.0
BER-149		39.0	53.0	14.0	75.4	45.9	2.2
BER-150		39.0	63.0	24.0	44.5	78.8	1.3

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.